Room 4561
							January 27, 2006

Dr. Meir D. Burstin
Chairman of the Board of Directors
LanOptics Ltd.
1 Hatamar Street
P.O. Box 527
Yokneam 20692 Israel

	Re:	LanOptics Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2004
	File No. 0-20860

Dear Dr. Burstin:

      We have reviewed the above referenced filing and your response letter dated September 26, 2005 and have the following additional comments.

      We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 2j - Redeemable Preferred shares in a subsidiary and Preferred shares in a subsidiary and Note 3 - Investment in EZchip

1. We note that the Exchange Right was granted to the major
minority
shareholders of the EZchip Series C Redeemable Preferred Shares ("Series C shares") in May 2003, subsequent to the issuance of the
original Series C shares in March 2003.   It appears this
modification of the EZchip Series C shares should be accounted for as a modification of an equity instrument in accordance with paragraph
35 of SFAS 123. In this regard, we note that the fair value of the modified instrument would be compared to the fair value of the original instrument on the date of modification, with the difference flowing though minority interest. We note in your response that you concluded the fair value of the right was zero on the date of issuance since LanOptics` business consists entirely of the EZchip business. However, we note that there would appear to be at least some additional value transferred to the major minority shareholders since the holders of the EZchip Series C shares now have the option to exchange their Series C shares for publicly traded LanOptics shares and that the LanOptics common shares to be issued upon any exchange must be registered with the SEC pursuant to the registration rights granted. Please tell us how you considered this fact in concluding that there was no additional value transferred to the four major minority shareholders upon the granting of the Exchange Right.

2. It is still unclear how you concluded that the fair value of the
EZchip Series C shares has not varied since the original issuance of the Series C shares for cash in March 2003. In this regard, we note in your response that pursuant to ASR 268 you are accreting the Series C shares at a rate of 6% per annum since you believe this value to be higher than the increase in the fair value of the Series
C shares. Given that the holders of the Series C shares could convert into ordinary shares of LanOptics, it is unclear why the LanOptics ordinary share price is not more of an indicator of the fair value of the Series C shares or the fair value of the EZchip ordinary shares. In this regard, we note that the LanOptics ordinary share price has varied significantly over the past couple of years, including near a high around $14.59 in December 2004. Please tell us how you considered the fact that the Series C shares could be converted into LanOptics ordinary shares in concluding that the fair value of the EZchip Series C shares has not changed since issuance.
Additionally, in light of the fact that EZchip issued additional Series C shares for cash in March 2004 and July 2005 at the same price of $0.8161, please tell us how you concluded that there was no beneficial conversion feature that was required to be recorded in connection with these issuances. In this regard, it is unclear why the LanOptics ordinary share price is not more of an indicator of the fair value of the EZchip Series C shares and EZchip ordinary shares when LanOptics business consists entirely of the EZchip business.

Note 13c. - Shareholders` Equity, Stock Options of Subsidiary, page
F-34

3. We have reviewed your response to prior comment no. 4 and understand that you believe the fair value of EZchip`s ordinary shares approximated the fair value of the EZchip Preferred shares. Since the EZchip Preferred shares can be converted into LanOptics ordinary shares, it would appear that the fair value of LanOptics common share price is a strong indicator of the fair value of the EZchip Preferred shares and EZchip ordinary shares. Provide us with additional persuasive evidence and analysis to support the fair value of the EZchip ordinary shares. As previously requested, ensure your response addresses the conversion rates associated with the Swap Option and the fair value of EZchip`s Preferred shares. Also, see the above comment regarding the valuation of EZchip`s preferred shares.



******

In connection with our prior comment letter we note that you provided, as previously requested, a statement in writing that the company acknowledges that:

?        the company is responsible for the adequacy and accuracy
of
the disclosure in the filing;
?        staff comments or changes to disclosure in response to
staff
comments do not foreclose the Commission from taking any action with
respect to the filing; and
?        the company may not assert staff comments as a defense in
any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

However, be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, a representative from the Company should acknowledge, in writing, the above statements.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Tamara Tangen at (202) 551-3443 at or Lisa Mitrovich, Assistant Chief Accountant, at (202) 551-3453 if you have questions regarding comments on the financial statements and related
matters.  If you need further assistance, you may contact me at
(202)
551-3488.


      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting

Dr. Meir D. Burstin
LanOptics Ltd.
January 27, 2006
Page 3